Kevin W Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

5 April 2013

Dear Mr Vaughn

The Royal Bank of Scotland Group plc
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 27, 2012
File No. 001-10306

Thank you for your letter of 1 March 2013.  Our responses to your comments are set out below.  References to ‘the Company’ and to ‘RBSG’ are to The Royal Bank of Scotland Group plc.

Risk and balance sheet management, page 58

Risk management – Credit risk, page 92

Global Restructuring Group, page 95

1.	We note your disclosure related to wholesale loan restructurings beginning on page 95. Please address the following:

•
Quantify for us the amount of covenant-related concessions you have excluded from your quantitative loan restructuring disclosures for each period. To the extent that these amounts are more than insignificant, please disclose these amounts either within your tabular disclosure or in a footnote to your table in future filings. Also, disclose why you believe these amounts should be excluded from your restructured loan disclosures. As part of your response identify the specific factors related to credit quality that you consider in determining these loans are different from your restructured loans.

We are unable to quantify financial covenant concessions at 31 December 2011.  However, we have included the following disclosure on page 133 of the Group’s 2012 Form 20-F (filed on 27 March 2013):

Renegotiated loans disclosed in the table above may have been the subject of one or more covenant waivers or modifications. In addition

1/7	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

loans totalling £3.5 billion granted financial covenant concessions only during the year are not included in the table above as these concessions do not affect a loan’s contractual cash flows.

These data are subject to the same threshold criteria as other renegotiated loan data.

•	Tell us and revise your future filings to more clearly discuss how you consider the fact that a covenant concession was made when determining the extent of any impairment provision for these loans.

We have included the following disclosure on page 132 of the Group’s 2012 Form 20-F.

In addition, the Group may offer a temporary covenant waiver, a recalibration of covenants and/or a covenant amendment to cure a potential or actual covenant breach. Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan. These financial covenant concessions are monitored internally, but are not included in the renegotiated loans data (when this is the sole concession granted to a customer) as we believe that such concessions are qualitatively different from other renegotiations: The loan’s payment terms are unchanged. Covenant concessions provide an early warning indicator rather than firm evidence of a significant deterioration in credit quality.

The impact on the credit quality of any change in terms and conditions of a loan is assessed at the time of granting such changes, and the appropriateness of the credit metrics reviewed at such time. For performing counterparties, credit metrics are an integral part of the latent provision methodology and therefore the impact of covenant concessions will be reflected in the latent provision. For non-performing counterparties, covenant concessions will be considered in the overall provision adequacy for these loans.

•	Revise your disclosure in future filings to provide a thorough discussion of the success rates of your wholesale loan modification and restructuring programs.

•
You disclose on page 96 that £14.7 billion of wholesale loan restructurings were in the process of being completed as of the year ended December 31, 2011 and are excluded from your tabular disclosure. Given the significance of this amount as compared to the amount shown in your tabular disclosure, please revise future filings to disclose the asset quality and types of arrangements to which these in-process loan restructurings relate.

We have made the following disclosures on page 133 of the Group’s 2012 Form 20-F relating to the success of renegotiations and in-process renegotiations:

Renegotiations completed during 2012, subject to thresholds as explained above, were £8.4 billion (2011 - £9.4 billion). The volume of renegotiations continues at a high level as difficult economic

2/7	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

conditions persist in the UK and Ireland, particularly in real estate markets and the Group continues its active problem debt management. Renegotiations are likely to remain significant: at 31 December 2012 loans totalling £13.7 billion (2011 - £11.7 billion) were in the process of being renegotiated but had not yet reached legal completion (these loans are not included in the tables above). Of these 69% were non-performing loans, with an associated provision coverage of 32%, and 31% were performing loans. The principal types of arrangements being offered include variation in margin, payment concessions and loan rescheduling and forgiveness of all or part of the outstanding debt.

Loans renegotiated during 2011 and 2012 outstanding at 31 December 2012 were £17.7 billion, of which £9.3 billion relates to arrangements completed during 2011.

Of the loans renegotiated by GRG during 2011 and 2012 (£14.5 billion), 6% had been returned to performing portfolios managed by the business by 31 December 2012.

•	Revise future filings to describe what the term “roll-overs” means in the context of your loan restructuring disclosure on page 95.

We have removed references to ‘roll-overs’ from the discussion of loan renegotiations in our 2012 Form 20-F.  There is no substantive difference between ‘roll-overs’ and ‘extensions in contracted maturity’.

•
Revise future filings to include a definition of “payment holidays” in the context of your loan restructuring disclosure on page 95. For example, does a payment holiday refer to deferred principal payments or principal forgiveness?

In the Group’s 2012 Form 20-F, we refer to these as payment concessions.  See our response to comment 3 below.

2.
We note your disclosure here on page 95 related to wholesale loan restructurings, as well as your disclosure on page 391 related to total renegotiated loans. Please revise future filings either here or in a separate section to provide a tabular disclosure of total renegotiated loans, by loan type (e.g., wholesale and retail) and performing versus non-performing status, as of each period end.

It is not feasible for the Group to collect data at the balance sheet date for renegotiated loans in its wholesale portfolio.  However, in the Group’s 2012 Form 20-F, wholesale renegotiations and retail forbearance during the year are shown (on page 133 and page 136 respectively) split between performing and non-performing.  Consequently, total renegotiations during the year are analysed between performing and non-performing.

Forbearance, page 97

3.
We note your disclosure related to types of retail forbearance options, including your reference to the “reduced repayments” option. Please tell us whether the payment reduction represents a reduction of principal, a reduction in interest rates, a term extension (and, thus, a re-amortization of the payment schedule),

3/7	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

or a combination of these. Also, consider including a definition of this term in future filings.

In reduced repayment (also called ‘payment concession’) and payment holiday forbearance arrangements a temporary reduction in, or elimination of, the periodic (usually monthly) loan repayment is agreed with the customer.  At the end of the concessionary period, the principal amount and accrued interest outstanding are scheduled for repayment over an agreed period (usually the remaining contractual life of the loan or an extended term (ie a re-amortisation of the payment schedule)).  In the Group’s 2012 Form 20-F, the term ‘payment concession’ is used and defined in the glossary of terms (page 499 of the Group’s 2012 Form 20-F).

Asset Quality, page 103

4.
We note your tabular breakdown of your asset quality bands. We also note your definition of sub-prime on page 447. Please revise your disclosure in future filings to more clearly discuss how various credit characteristics, such as current loan-to-value ratios (LTVs), sub-prime classification, and FICO scores, are considered when classifying loans into the respective asset quality bands. Identify the extent to which loans that meet the definition of sub-prime are automatically classified within certain asset quality bands. Consider quantifying the amount of loans that you consider to meet the definition of sub-prime as is disclosed on page 447.

Allocation of exposures to asset quality bands reflects probability of default derived from statistically based models.  Inputs to these models include, inter alia, bureau scores (in the US FICO scores).  The Group’s 2012 Form 20-F (page 125) includes the following description of how the Group’s exposures are allocated to asset quality bands:

Exposures are allocated to asset quality bands on the basis of statistically driven models which produce an estimate of default rate. The variables included in the models vary by product and geography. For portfolios secured on residential property these models typically include measures of delinquency and loan to value as well as other differentiating characteristics such as bureau score, product features or associated account performance information.

The term ‘sub-prime’ is used in the Group’s 2011 and 2012 Forms 20-F in respect of asset-backed securities only.  We will revise the definition in future filings to make this clear.

Additional information, page 385

Analysis of loans and advances to customers, page 388

5.
We note from your disclosure that 80.7% of your loans and advances to customers were variable rate loans as of December 31, 2011. Please describe the key terms of your variable rate loans, including whether you originate and/or hold any interest-only loans. If you do hold interest-only loans, please tell us and revise future filings to disclose the amount of such loans held as of each period end, to summarize the basis of the interest rates (e.g. based on LIBOR, etc.), and to address the following:

4/7	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

•	The amount of provision related specifically to interest-only loans as of each period end.

•	Provide a tabular disclosure of interest-only loans segregated by year of maturity and type of interest-only structure (e.g. balloon payment, delayed fully amortizing, etc.).

•	Clarify whether the loans convert to amortizing after the interest-only period ends, and if so, discuss the typical percentage impact to the monthly payment upon conversion to an amortizing loan.

•
Quantify the historical percentage of interest-only loans that reached maturity and, of those, the percentage that were able to pay off the principal balance versus the percentage that subsequently defaulted upon maturity.

•
For loans which you originated as interest-only loans, clarify the extent to which you have provided any additional extensions to the interest-only period for these loans and if so, disclose the reason(s) for doing so. Please also identify whether you consider these loans to be in forbearance upon the subsequent extension.

•	More clearly discuss the extent to which you evaluate LTVs and the ultimate collection of remaining principal and interest before making these extensions.

•
For the loans which are converted to interest-only under your forbearance program, revise your proposed disclosure to clarify how long the interest-only period for these loans is typically extended. To the extent it is for one year or more, address how you consider the impact on your 30-day and 90-day arrear statistics. Given that the borrower is only required to make the interest payment, address the extent to which this type of modification could positively impact your delinquency trends such that the data may not accurately reflect the likelihood of ultimate collection.

•
To the extent any interest-only loans convert to amortizing, discuss the impact to historical and expected credit quality trends and delinquency statistics upon conversion to an amortizing loan. Further, to the extent possible, please disclose credit quality information separately for interest-only loans compared to other types of loans, including past due amounts, impaired amounts, and LTVs, in addition to separately disclosing interest-only loans in forbearance (which you already propose disclosing in your response).

We are collecting and collating these data and preparing draft disclosures for inclusion in the Group’s 2013 results for the six months to 30 June 2013 which will be furnished on Form 6-K .  We will send you our proposed disclosures by the end of April.  The following disclosures about retail interest only loans are given in the Group’s 2012 20-F (page 445):

The Group provides credit facilities at variable rates to its corporate and retail customers. Variable rate credit extended to the Group’s corporate and commercial customers includes bullet and instalment loans, finance lease agreements and overdrafts; interest is generally charged at a margin over a bench mark rate such as LIBOR or base rate. Interest on variable rate retail loans may also be based on LIBOR or base rate; other variable rate retail lending is charged at variable interest rates set by the Group such as its mortgage standard variable rate in the UK.

5/7	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

The scheduled repayments for retail loans generally include an amortisation of principal. However, the Group has a portfolio of interest only loans including mortgages linked to endowment policies and to personal equity plans, individual savings accounts and personal pension arrangements. From December 2012, the Royal Bank and NatWest no longer offer interest only residential mortgages: buy-to-let interest only mortgages are still available. The Ulster Bank Group and Coutts continue to offer their high net worth customers interest only mortgages. In the US, Citizens Financial Group provides its customers with mortgages, home equity lines of credit and student loans with flexible payment schedules including interest only periods. The Group also offers interest only personal loans. As discussed on page 135, as part of its retail forbearance programmes the Group may agree conversions to interest only. Interest only retail loans at 31 December 2012 amounted to £60.0 billion. Included within this total are £8.8 billion of mortgages which are on mixed repayments, split between interest only and capital repayment and £2.1 billion of forbearance interest only arrangements. Excluding the £8.8 billion of mixed repayment mortgages, the remaining interest only loans totalling £51.2 billion comprised £42.9 billion variable rate and £8.3 billion fixed rate.

Risk elements in lending, page 392

6.
We note your response and proposed disclosure to prior comment 9 from our letter dated December 31, 2012. Regarding your response related to determining your loan loss provision on the retail loan portfolio, we note that you consider certain characteristics such as LTVs, arrears status, and default vintage when assessing the recoverable amount and calculating the related provisions for these loans. Please tell us and further revise your disclosure to confirm, if true, that you also consider characteristics such as whether the loan has been renegotiated and/or whether a covenant waiver has been granted when calculating the provision for your retail loan portfolio.

The Group does not grant covenant waivers to its retail customers. In general, non-performing forbearance retail loans do not form a separate risk pool but the LGD models used to calculate the collective impairment provision will be affected by forbearance arrangements.  The Group’s 2012 Form 20-F includes (on page 138) the following description:

The majority of retail forbearance takes place in the performing book and, for the purposes of the latent loss provisions, these constitute a separate risk pool. They are subject to higher provisioning rates than the remainder of the performing book. These rates are reviewed regularly in both divisions. Once forbearance is granted, the account continues to be assessed separately for latent provisioning for 24 months (UK Retail only) or until the forbearance period expires. After that point, the account is no longer separately identified for latent provisioning. In the non-performing portfolio, assets are grouped into homogeneous portfolios sharing similar credit characteristics according to the asset type. Further characteristics such as LTVs, arrears status and default vintage are also considered when assessing recoverable amount and calculating the related provision requirement. Whilst non-performing forbearance retail loans do not form a separate risk pool, the LGD models used to calculate the collective impairment provision will be affected by agreements made under forbearance arrangements.

6/7	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

In RBS Citizens, consumer loans subject to forbearance are segmented from the rest of the non-forborne population and assessed individually for impairment throughout their lives until the accounts are repaid or fully written-off. The amount of recorded impairment depends upon whether the loan is collateral dependent. If the loans are considered collateral dependent, the excess of the loan’s carrying amount over the fair value of the collateral is the impairment amount. If the loan is not deemed collateral dependent, the excess of the loans’ carrying amount over the present value of expected future cash flows is the impairment amount. Any confirmed losses are charged off immediately.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ Rajan Kapoor

R Kapoor
Group Chief Accountant

7/7	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB